Exhibit 99.39
Student Transportation Announces Fiscal 2011 Third Quarter and YTD Results
Barrie, ON (May 11, 2011) — Student Transportation Inc. (“STI” or the “Company”) (TSX: STB) today reported financial results for the third quarter and first nine months of fiscal year 2011, ended March 31, 2011. All financial results are reported in U.S dollars, except as otherwise noted.
“The year to date and third quarter operating results for fiscal 2011 are well within our historical ranges we have produced over the past six years as a public company. We are pleased with our performance in light of the sharp increases in fuel prices, severe weather encountered this past winter and the continued fluctuations in exchange rates. These are issues that we have dealt with before while maintaining margins in a consistent range,” said Denis J. Gallagher, Chairman and Chief Executive Officer. “The increase in fuel prices year over year represent the primary impact on the change in year to date EBITDAR* margins of 18.5 per cent this year from 19.4 per cent last year.”
Third quarter revenue and EBITDAR* were $90.9 million and $20.0 million, respectively, compared to $77.7 million and $19.1 million for the third quarter of fiscal 2010. During the third quarter we had $1.2 million in revenue deferrals due to weather related days, the majority of which we expect to recover in the fourth quarter. The reported net income for the quarter was $1.7 million, or $0.03 per common share compared to $4.1 million, or $0.07 per common share for the same period last year.
“We closed the acquisitions from the three letters of intent we signed earlier in December,” said Gallagher. “These three acquisitions have been fully integrated and the additional revenues and cash flows along with the recovery of a majority of the revenue deferral should provide a positive impact for the fourth quarter as we finish fiscal 2011. We will be announcing several new contract wins in the coming days which will add to next year’s growth.”
During the third quarter, the Company closed a refinancing of its existing credit facility. The amended and restated credit facility has an initial commitment of $140 million available to fund working capital requirements and to fund acquisitions and investment requirements for new bid and conversion contracts. The facility also has an accordion feature that could provide for an additional $100 million in additional commitments when needed. The amended and restated credit facility has a five year term with a maturity date of February 4, 2016. To date in fiscal 2011, C$18 million, or approximately 40%, of the Company’s 7.5% Convertible Debentures have been exercised and converted into common shares.
“We are reviewing several new bid and conversion opportunities for next year, along with several acquisitions that fit well and increase our regional density. We continue our disciplined approach to growth and will remain focused on good targets and selected platforms,” Gallagher concluded. “We are pleased to report our Board of Directors approved our application process for our dual listing on the NASDAQ market which remains on track for this July. We believe our business model will be well received by U.S. and other investors who will gain access to our shares through a broader market with increased liquidity while continuing to provide an attractive dividend to all our shareholders.”
Reconciliation of Net Income and EBITDAR*

	Year over Year - Q3		Year over Year
	Three Months Ended		Nine Months Ended
(Amounts in 000’s)	3/31/2011	3/31/2010	3/31/2011	3/31/2010
Net income (loss)	$1,716	$4,127	$(1,047)	$2,436

Add back:
Provision for (recovery of) income taxes	940	2,629	(267)	1,584
Loss on extinguishment of debt	—	—	—	3,680
Other expense, net	371	321	202	711
Unrealized gain on derivative contracts	(935)	(1,282)	(3,286)	(6,704)
Non-cash stock compensation	401	—	2,548	780
Interest expense	4,242	2,347	10,756	7,861
Amortization expense	865	704	2,499	2,077
Depreciation and depletion expense	9,849	8,658	22,449	20,646
Operating lease expense	2,551	1,608	5,938	3,752

EBITDAR	$20,000	$19,112	$39,792	$36,823

STI’s interim financial statements, notes to interim financial statements and management’s discussion and analysis are available at www.sedar.com or at the Company’s website at www.rideSTA.com.
Conference Call & Live Webcast
Management will host a conference call and live audio webcast to discuss Student Transportation’s results for the third quarter of fiscal year 2011 at 11 a.m. (ET) on May 12, 2011. The call may be accessed by dialling 1-800-779-1436 and provide passcode 7931348. To access the rebroadcast for up to 30 days, please visit www.rideSTA.com for the webcast or dial 1-800-382-0779 and enter passcode 256015#.
About Student Transportation
Founded in 1997, Student Transportation Inc. (STI) is North America’s third-largest and fastest-growing provider of school bus transportation services, operating more than 7,000 vehicles. STI’s family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTA.com.
* Non-GAAP Measures
EBITDAR is a non-GAAP financial measure, but management believes it is useful in measuring STA’s performance. Readers are cautioned that this measure should not be construed as an alternative to net income or loss or other comparable measures determined in accordance with GAAP as an indicator of the Company’s performance or as a measure of its liquidity and cash flow. The Company’s method of calculating non-GAAP measures may differ from the methods used by other issuers and accordingly, the Company’s non-GAAP measures may not be comparable to similarly titled measures used by other issuers.
Forward-Looking Statements
Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STA’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.
These forward-looking statements reflect STI’s current expectations regarding future events and operating performance and speak only as of the date of this news release. Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not, or the times at or by which, such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the inability of STI to control its operating expenses, its significant capital expenditures, its reliance on certain key personnel, the possibility that a greater number of its employees will join unions, its acquisition strategy, its inability to achieve our business objectives, significant competition in its industry, rising insurance costs, new governmental laws and regulations, its lack of insurance coverage for certain losses, environmental requirements, seasonality of its industry, its inability to maintain letters of credit and performance bonds and the termination of certain of its contracts for reasons beyond its control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this news release are based upon what STI believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this news release and STI assumes no obligation to update or revise them to reflect new events or circumstances, other than as required by applicable law.
INVESTOR CONTACTS:
Student Transportation Inc.
Patrick J. Walker
Executive Vice President and Chief Financial Officer
Keith P. Engelbert
Director of Investor Relations
(732) 280-4200
(732) 280-4213 (FAX)
Email: invest@rideSTA.com
Website: www.rideSTA.com